FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address:

Sol Strategies Inc. ("Sol Strategies" or the "Company")
217 Queen Street West, Suite 401
Toronto, Ontario M5V 0R2

Item 2 - Date of Material Change:

August 5, 2025

Item 3 - News Release:

The news release announcing the material change referred to in this report was disseminated over Newsfile on July 30, 2025 and filed under the profile of the Company on the SEDAR+ website at www.sedarplus.ca.

Item 4 - Summary of Material Change:

On August 5, 2025, Sol Strategies completed the consolidation of its issued and outstanding common shares (the "Common Shares") on the basis of (1) new Common Share for every (8) eight existing Common Shares.

Item 5 - Full Description of Material Change:

5.1 Full Description of Material Change

On August 5, 2025, Sol Strategies completed the consolidation of its issued and outstanding Common Shares on the basis of (1) new Common Share for every (8) eight existing Common Shares (the "Consolidation").

Each shareholder's percentage ownership in the Company and proportionate voting power remains unchanged after the Consolidation, except for minor changes and adjustments resulting from the treatment of any fractional Common Shares.

Post-Consolidation Shares will be subject to downward adjustment in the event the Consolidation would otherwise result in a shareholder of the Company holding a fraction of a Common Share, in which case such shareholder shall not receive a whole Common Share for each such fraction.

The exercise price of the Company's existing incentive stock options under the Company's omnibus equity incentive plan, the number of Common Shares issuable thereunder, and the exercise price and number of Common Shares issuable under certain outstanding warrants and convertible securities will also be adjusted in accordance with the Consolidation.

In connection with the Consolidation, the Company has obtained a new unrestricted CUSIP (83411A205) and ISIN (CA83411A2056). There will be no name change or trading symbol change in conjunction with the Consolidation.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 11.2(2) of National Instrument 81-106:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 - Executive Officer:

Doug Harris, Chief Financial Officer
416-480-2488
doug@solstrategies.io

Item 9 - Date of Report:

August 5, 2025